Mail Stop 3561


								August 24, 2006

Mr. John P.D. Cato,
President and Chief Executive Officer
The Cato Corporation
8100 Denmark Road
Charlotte, North Carolina  28273-5975

		RE:	The Cato Corporation
			Form 10-K for the Year Ended January 28, 2006 Form 10-Q for the Period Ended April 29, 2006 File No. 1-31340

Dear Mr. Cato:

		We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

		Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 28, 2006

Controls and Procedures, page 42

1. We note that the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures includes a partial definition of disclosure controls and procedures. When you include a definition of controls and procedures in conclusions of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures it should encompass the entire definition in
Exchange Act Rules 13a-15(e) and 15d-15(e). In future filings, please revise to also state that your disclosure controls and procedures were effective to ensure that the information required to be disclosed by you in the reports you file or submit under the Act is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please confirm to us that your conclusions regarding the effectiveness of your disclosure controls and procedures would not have changed had the entire definition of disclosure controls and procedures been included in your Form 10-K for the year ended January 28, 2006 and the Form 10-Q for the quarter ended April 29, 2006.

Certifications of Principal Executive and Financial Officers,
Exhibits 31.1 and 31.2

2. Please confirm that the inclusion of the titles of your Chief Executive Officer and Chief Financial Officer were not intended to limit the capacity in which such individuals provided the certifications. In future filings please eliminate reference to the
CEO and CFO`s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)
(31)
of Regulation S-K.

		As appropriate, please respond to these comments within
10
business days, or tell us when you will provide us with a response.
Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		You may contact Sondra Snyder at (202) 551-3332, or in her absence, William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3849 with any other questions.

							Sincerely,



							James A. Allegretto
							Senior Assistant Chief
Accountant



Mr. John P.D. Cato
The Cato Corporation
August 24, 2006
Page 1